Exhibit 10.33

Portions of this exhibit were omitted and filed separately with the Secretary of the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such portions are marked by a series of asterisks.

OPTION AGREEMENT

between

SCHERING CORPORATION

and

VIROPHARMA INCORPORATED

OPTION AGREEMENT

This OPTION AGREEMENT (“Agreement”) is made effective as of the latest date of signature appearing below (the “Effective Date”) by and between Schering Corporation, a New Jersey corporation having its principal place of business at 2000 Galloping Hill Road, Kenilworth, New Jersey 07033 (hereinafter “Schering”) and ViroPharma Incorporated, a Delaware corporation having offices at 405 Eagleview Boulevard, Exton, Pennsylvania 19341 (hereinafter “ViroPharma”). References to Schering shall include its Affiliates (as hereinafter defined). Each of Schering and ViroPharma are also referred to herein individually as a “Party” or collectively as the “Parties”.

WHEREAS, ViroPharma is developing pharmaceutical products containing the Compound (as defined below) for distribution and sale in the Territory (as defined below); and

WHEREAS, Schering has expertise and experience in the development and commercialization of pharmaceutical products in the Territory; and

WHEREAS, Schering wishes to obtain, and ViroPharma is willing to grant to Schering, an exclusive option to obtain an exclusive license to pharmaceutical products containing the Compound in the Territory,

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the Parties hereto agree as follows:

1.     DEFINITIONS.

As used in this Agreement, the following capitalized terms, whether used in the singular or plural, shall have the respective meanings set forth below:

1.1     “Affiliate” shall mean either a corporation or other business entity, whether de jure or de facto, which, directly or indirectly, is owned by or is under common ownership with a Party hereto to the extent of at least fifty percent (50%) of the equity (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) having the power to vote on or direct the affairs of the entity and any person, firm partnership, corporation or other entity actually controlled by, controlling or under common control with a Party to this Agreement. For purposes of clarity and avoidance of doubt, the Parties acknowledge and agree that the existing joint venture between Merck & Co., Inc. and Schering-Plough Corporation (the corporate parent of Schering) for cholesterol products shall not be deemed an Affiliate of Schering for purposes of this Agreement.

1.2     “Compound” shall mean the novel antiviral compound known as pleconaril (also known as VP 63843), as described in U.S. Patent No. 5,464,848, and shall include any stereoisomer, salt, hydrate or crystalline structure thereof.

1.3     “Confidential Information” shall mean the Know-How and all other developments, techniques, methods, materials, reagents, processes, procedures, data, results, conclusions, apparatus, products, trade secrets or other proprietary information or materials, improvements thereto, modifications thereof and know-how, whether patentable or not, which are disclosed by one Party to the other Party, (a) during discussions or negotiations in connection with this Agreement (including, without limitation, the terms of this Agreement), or (b) during the term of this Agreement.

1.4     “Field” shall mean the treatment or prevention of the common cold in human beings caused by a picornavirus infection.

1.5     “IND” shall mean an investigational new drug application or the equivalent, which is filed by ViroPharma with the United States Food and Drug Administration (or any successor agency) to obtain approval to conduct clinical studies in the Field in the United States through administration of the Compound and/or Products to human beings, as well as any corresponding applications or approvals for the Compound and/or Products in Canada.

1.6     “Initial Studies” shall mean the following human clinical studies to be performed by ViroPharma using the Compound during the Option Period: (a) a phase I tolerability study; (b) a phase I F19 MRI study; (c) a phase II dose ranging study, and (d) a phase I CYP 3A drug interaction study, in each case for an intranasal dosage form of the Product.

1.7     “Know-How” shall mean any and all information, materials, processes and methods owned by ViroPharma, licensed to ViroPharma under the SaSy Agreement, or otherwise controlled by ViroPharma which during the term of this Agreement are not generally known and are utilized in connection with the development, manufacture or use of the Compound and/or the Products.

1.8     “License Agreement” shall mean the definitive license agreement to be negotiated and entered into by the Parties following the exercise of the Option by Schering and incorporating the terms and conditions set forth in Exhibit A.

1.9     “NDA” shall mean a New Drug Application, Product License Application or the equivalent, which is filed with the United States Food and Drug Administration (or any successor agency) seeking approval to market and sell a Product in the Field in the United States, as well as any corresponding applications or approvals for the Product in the Field in Canada.

1.10     “Negotiation Period” shall mean the ******* period beginning on the Option Exercise Date during which the Parties will finalize and enter into the License Agreement, including as such period may be extended pursuant to Section 2.6.

1.11     “Option” shall have the meaning set forth in Section 2.1.

1.12     “Option Period” shall mean the period beginning on the Effective Date and expiring on the earliest of:

(a)	******* after the date on which Schering receives from ViroPharma the final data and results of the last to be completed of the Initial Studies, including access to, or a copy of the database of such study in a format mutually agreeable to the Parties,

(b)	the Option Exercise Date, or

(c)	the date on which Schering notifies ViroPharma in writing that it has no further interest in exercising the Option.

1.13     “Option Exercise Date” shall mean the date on which Schering notifies ViroPharma in writing that it is exercising the Option pursuant to Section 2.2.

1.14     “Patent Rights” shall mean any granted patents and/or pending patent applications related to the development, manufacture or use of the Compound in the Territory that are owned by ViroPharma, licensed to ViroPharma under the SaSy Agreement, or otherwise controlled by ViroPharma, including any substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates or the like, or provisional applications of any such patents and patent applications, and any equivalents in the Territory of any of the above. The Patent Rights shall include, without limitation, U.S. Patent No. 5,464,848, Canadian Patent No. 2,094,012, and any other relevant patents licensed to ViroPharma under the SaSy Agreement.

1.15     “Product” shall mean any form or dosage of pharmaceutical composition or preparation in final form for sale by prescription, over-the-counter or any other method which contains as an active ingredient the Compound.

1.16     “Protocol” shall mean, with respect to each of the Initial Studies, the final protocol (including the investigator’s brochure, patient informed consent form and other relevant documents) for the conduct of such study.

1.17     “SaSy Agreement” shall mean the First Amended and Restated Agreement, dated February 27, 2001, between Sanofi-Synthelabo and ViroPharma Incorporated pursuant to which ViroPharama holds a sole and exclusive license in the Territory under certain of Sanofi-Synthelabo’s patents, patent applications, trademarks and know-how relating to the Compound and/or the Products.

1.18     “Territory” shall mean Canada and the United States (including their territories, possessions and commonwealths).

1.19     “Third Party” shall mean any individual or entity other than Schering, ViroPharma and their respective Affiliates.

1.20     “ViroPharma Compassionate Use Indications” shall mean the following compassionate use indications which, as of the Effective Date, are included in one or more of ViroPharma’s active INDs for the Compound:

(a)	Acute myocarditis of presumptive picornaviral origin,

(b)	Acute or progressive encephalitis of presumptive picornaviral origin,

(c)	Neonatal sepsis of presumptive picornaviral origin,

(d)	Evidence of presumptive picornaviral infection in the presence of a primary or secondary immune deficient disorder (e.g., Brutons X-linked agammaglobulinemia, severe combined immune deficiency, hyper IgM, hypogammaglobulinemia, common variable immune deficiency, bone marrow or organ transplant recipients), and

(e)	VAPP, wild-type paralytic poliomyelitis, or other paralytic illness of picornaviral origin.

2.     OPTION RIGHTS

2.1       Option Grant. ViroPharma hereby grants to Schering an exclusive option to negotiate and enter into an agreement granting Schering an exclusive, royalty-bearing license under the Patent Rights and Know-How in the Field in the Territory to make, have made, use, import, export, offer for sale and sell the Compound and Products (the “Option”). In the case of Patent Rights and Know-How licensed to ViroPharma pursuant to the SaSy Agreement, the license to Schering shall be limited at any time during the term of this Agreement to only those rights received by ViroPharma under the SaSy Agreement (including as it may be amended), as such rights exist at such time. Such agreement shall be substantially in the form of the License Agreement provided for in Section 2.5. For the sake of clarity, in the case of Patent Rights and Know-How licensed to ViroPharma pursuant to the SaSy Agreement, the sublicense to Schering shall be to the full extent of the rights licensed to ViroPharma, and ViroPharma shall not reduce such extent by its acts or omissions without the prior written consent of Schering.

2.2       Option Exercise. Schering shall have the right to exercise the Option at any time during the Option Period by providing written notice to ViroPharma to that effect. Schering shall notify ViroPharma in writing on or before the expiration of the Option Period of its decision on whether or not to exercise the Option. Upon exercising the Option, the Parties shall finalize and enter into the License Agreement during the Negotiation Period as provided in Section 2.5.

2.3       Option Expiration. If Schering fails to exercise the Option prior to the end of the Option Period, then upon expiration of the Option Period, Schering’s Option shall expire, in which case Schering shall have no further rights or interests in or to the Compound, Products, Patent Rights or Know-How, and ViroPharma shall have no further obligation to Schering under this Agreement with respect to the licenses contemplated hereunder.

2.4       Standstill.

(a)	Field. In consideration of the payments to be made by Schering to ViroPharma hereunder, during the Option Period and (if Schering exercises the Option) the Negotiation Period, except for licenses to Third Parties contracted to perform services, ViroPharma shall not directly or indirectly, without the prior written consent of Schering:

(i)	offer to license, sell, transfer or otherwise convey any rights to the Compound, Products, Patent Rights and Know-How in the Field, in the Territory to any Third Party, or

(ii)	enter into discussions or negotiations with a Third Party for the purpose of discussing or evaluating a possible license, collaboration, joint venture, partnership or other business relationship with regard to the development and/or commercialization of the Compound, Products, Patent Rights and Know-How in the Field, in the Territory.

(b)	Outside the Field. In consideration of the payments to be made by Schering to ViroPharma hereunder, during the Option Period and (if Schering exercises the Option) the Negotiation Period, except for licenses to Third Parties contracted to perform services, ViroPharma shall not directly or indirectly, without the prior written consent of Schering, enter into discussions or negotiations with a Third Party involving the exchange of proposed deal terms for a possible license, collaboration, joint venture, partnership or other business relationship with regard to the development and/or commercialization of the Compound, Products, Patent Rights and Know-How outside the Field, in the Territory.

2.5       License Agreement.

(a)	If Schering exercises the Option, Schering and ViroPharma shall promptly enter into good faith negotiations to reach final agreement on the terms of the License Agreement. The Parties shall use all commercially reasonable efforts to complete such negotiations and to enter into the License Agreement during the Negotiation Period. The License Agreement shall incorporate the basic license terms set forth in Exhibit A (attached hereto), such other terms and conditions, consistent with those basic license terms, as are reasonable and customary in the pharmaceutical industry for agreements of this type, and such other terms as are necessary to enable ViroPharma to fulfill its obligations under the SaSy Agreement. Notwithstanding the foregoing, the Parties acknowledge and agree that the terms and conditions of the License Agreement will not conflict with the terms and conditions of the SaSy Agreement and would not obligate either Party to perform actions or omissions that would result in a breach of the SaSy Agreement. To the extent that the Parties reasonably determine that one or more of the provisions set forth in Exhibit A would conflict with the SaSy Agreement or would obligate a Party to perform actions or omissions that would result in a breach of the SaSy Agreement, the Parties shall negotiate in good faith and shall amend such provision(s) to the extent necessary to prevent such conflict or resultant breach while preserving to the fullest extent possible the intent of the Parties as set forth in Exhibit A; provided, however, that no such modifications shall affect the scope of the licenses to be granted to Schering or increase Schering’s payment obligations to ViroPharma, as set forth in Articles A-2 and A-6, respectively.

(b)	If the Parties are unable, after using good faith efforts, to reach agreement on all of the terms and conditions of the License Agreement during the Negotiation Period, then the respective CEOs, or their designees, of Schering and ViroPharma shall have a period of fifteen (15) business days to meet and use good faith efforts to reach agreement on any unresolved terms and conditions of the License Agreement (the “Unresolved Terms”). If such senior executives are unable to reach agreement on all of the Unresolved Terms during such period, then any remaining Unresolved Terms shall be resolved through binding arbitration pursuant to Article 11.

2.6    Schering’s Due Diligence. During the Option Period Schering shall conduct its due diligence review of available data and information related to the Compound and the Product to enable Schering to decide whether or not to exercise the Option. ViroPharma shall make available to Schering, upon request, all such data and information as is reasonably necessary for such review, including without limitation the results of the Initial Studies and other research and development activities to be provided to Schering under Sections 3.3 and 3.4. ViroPharma shall also arrange to provide Schering reasonable access to facilities, data and information related to the manufacture of the Compound and the Product, and reasonable access to personnel of ViroPharma and/or its Third Party contractors involved with the development and/or manufacture of the Compound and Products. All access to personnel and facilities to be provided to Schering under this Section 2.7 shall be during normal business hours and shall be subject to the confidentiality provisions of Article 5.

3.      DEVELOPMENT ACTIVITIES DURING THE OPTION PERIOD

3.1     Initial Studies. During the Option Period ViroPharma will use commercially reasonable efforts to complete the Initial Studies, which shall be performed in accordance with the final approved Protocols. ViroPharma shall consult with Schering with respect to the design, implementation and conduct of each of the Initial Studies, and shall provide Schering with copies of the Protocols proposed to be used for each of the Initial Studies. The final Protocol for each of the Initial Studies shall be subject to Schering’s written approval, and following such approval ViroPharma shall not make any changes to the final Protocols for the Initial Studies without Schering’s prior written consent.

3.2     Cost of the Initial Studies. ViroPharma shall be solely responsible for any and all costs and expenses incurred in connection with the Initial Studies, other than the CYP 3A Study Costs (as defined in Section 4.2). Schering’s sole financial obligation to ViroPharma under this Agreement shall be limited to payment of the Option fee and the CYP 3A Study Costs in accordance with Article 4.

3.3     Study Results. Each Party shall designate a contact person to be primarily responsible for communicating with such person’s counterpart on all issues concerning the Initial Studies. Through such contact person, ViroPharma shall keep Schering reasonably informed on and involved in the progress of the Initial Studies, including by providing Schering with quarterly written status reports covering all of the Initial Studies. ViroPharma shall provide Schering with copies of all interim data and results generated from any of the Initial Studies, as well as all of the final data and results of each of the Initial Studies, including access to or copies of the database from each Interim Study in a format mutually agreeable to the Parties, promptly after they become available. All such data and results shall constitute Know-How, shall be treated as Confidential Information in accordance with Article 5, and shall only be used by Schering for the purpose of evaluating the Compound and the Product to determine whether or not to exercise the Option. The Parties acknowledge that the data and results from the Initial Studies are subject to disclosure to and use by Sanofi-Synthelabo as set forth in Section 3.3 of the SaSy Agreement.

3.4     Other R&D Activities in the Field. During the Option Period (and if Schering exercises the Option, during the Negotiation Period) ViroPharma shall not conduct any research and development activities related to the Compound and/or Products in the Field other than the Initial Studies, without Schering’s prior written consent. In the event Schering does agree (in its sole discretion) to permit ViroPharma to perform any other activities related to the Compound and/or Products in the Field, ViroPharma shall obtain Schering’s prior written approval of relevant research plans and/or protocols and shall keep Schering fully informed as to the planning, status and results of such additional activities.

3.5     Compassionate Use and Other R&D Activities Outside the Field. The Parties acknowledge that as of the Effective Date ViroPharma is making the Compounds and/or Products available by request under its compassionate use programs for the ViroPharma Compassionate Use Indications and agree that ViroPharma shall have the right during the Option Period (and if Schering exercises the Option, during the Negotiation Period) to continue such activities. ViroPharma shall also have the right to continue to perform retrospective analyses of data and results arising from its compassionate use programs for the ViroPharma Compassionate Use Indications during the Option Period and the Negotiation Period. Except as permitted in this Section 3.5, during the Option Period (and if Schering exercises the Option, during the Negotiation Period) ViroPharma shall not undertake any research or development activities for the Compound and/or the Products outside the Field without Schering’s prior written approval.

3.6     Compliance. ViroPharma shall be solely responsible for obtaining and maintaining any and all regulatory approvals necessary for the performance of the Initial Studies, including, without limitation, any INDs, IRB approvals and patient informed consents. ViroPharma shall comply, and shall ensure that any of its contractors complies, with all applicable laws, rules and regulations in connection with the performance of the Initial Studies, including without limitation, all pharmacovigilance responsibilities. Schering shall have no responsibility for any pharmacovigilance or other regulatory compliance activities associated with the Initial Studies.

4.     PAYMENTS

4.1       Option Fee.

(a)	Amount. In consideration of the Option rights granted to Schering hereunder and the Initial Studies to be performed by ViroPharma during the Option Period, Schering shall pay to ViroPharma a one time Option fee of three million dollars ($3,000,000), which payment shall be due within *******days after the Effective Date.

(b)	Manner of Payment. The payment provided for in Section 4.1 shall be paid in U.S. dollars via wire transfer of immediately available funds for credit to the account of ViroPharma, or as otherwise instructed in writing by ViroPharma.

4.2       CYP 3A Study Costs.

(a)	Amount. Schering shall pay ViroPharma all of ViroPharma’s out-of-pocket costs and expenses to the extent previously approved by Schering, but none of its internal costs and expenses (including without limitation, any FTE costs), incurred in the performance of the study described in Section 1.6(d) (the “CYP 3A Study Costs”).

(b)	Manner of Payment. ViroPharma shall invoice Schering monthly for any CYP 3A Study Costs, which invoices shall be payable in U.S. dollars within ******* days after the invoice date by check, or as otherwise instructed by ViroPharma in writing. Notwithstanding the foregoing, if ViroPharma incurs any CYP 3A Study Costs in calendar year 2003, ViroPharma shall not invoice Schering for such costs until after January 1, 2004.

4.3       Other Costs. Except as expressly provided in this Agreement, including, without limitation, Section 4.2, each Party shall be solely responsible for its own internal and out-of-pocket costs and expenses incurred in connection with this Agreement.

5.     CONFIDENTIALITY

5.1       Confidentiality. Each of ViroPharma and Schering (in each case, as applicable, the “Receiving Party”) shall use only in accordance with this Agreement, and except as expressly permitted hereunder shall maintain in confidence and shall not disclose to any Third Party, any Confidential Information received by it from, or on behalf of, the other Party (the “Disclosing Party”), without the prior written consent of the Disclosing Party. The foregoing obligations shall survive the expiration or termination of this Agreement for a period of fifteen (15) years. These obligations shall not apply to Confidential Information that:

(a)	is known by the Receiving Party at the time of its receipt, and not through a prior disclosure by the Disclosing Party, as documented by the Receiving Party’s written records;

(b)	is at the time of disclosure, or thereafter becomes, published or otherwise part of the public domain without breach of this Agreement by the Receiving Party;

(c)	is obtained from a Third Party who has the legal right to make such disclosure and without any confidentiality obligation to the Disclosing Party;

(d)	is independently developed by the Receiving Party or its Affiliates without the aid, application or use of Confidential Information received from the Disclosing Party and such independent development can be documented by the Receiving Party; or

(e)	is required by law, regulation, rule, act or order of any governmental authority or agency to be disclosed, provided that,

(i)	notice is promptly delivered to the Disclosing Party in order to provide it an opportunity to seek a protective order or other similar order with respect to such Confidential Information,

(ii)	the Receiving Party discloses to the requesting entity only the minimum Confidential Information required to be disclosed in order to comply with the request, and

(iii)	the Receiving Party only discloses the Confidential Information to the relevant governmental authority or agency, and otherwise continues to comply with the provisions of this Section 5.1 with respect to the use and/or any other disclosures of such Confidential Information.

5.2       Publications. ViroPharma and Schering each acknowledges and agree that, during the Option Period (and if Schering exercises the Option, the Negotiation Period), neither Party nor any of its Affiliates shall make any Public Presentation (as defined below) related to the Compound or the Products without the prior written consent of the other Party, which consent may be withheld for any reason by the Party. For purposes of this Article 5, the term “Public Presentation” shall mean any manuscript, abstracts or other forms of public presentation, including, without limitation, slides and texts of oral or other public presentations, and texts of any transmission through any electronic media, e.g. any computer access system such as the Internet, World Wide Web, etc. In the event either Party, its employees or consultants wish to make a Public Presentation which relates to the Compound and/or the Products, including, without limitation, any publication of data and information generated in connection with the Initial Studies, as well as any pre-existing data or information related to the Compound, the Party proposing such Public Presentation shall deliver to the other Party a copy of the proposed Public Presentation for review at least sixty (60) days prior to its submission. The reviewing Party shall have the right: to propose modifications to the Public Presentation; to prohibit the Public

Presentation for patent reasons, trade secret reasons or business reasons; or to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay, the publishing Party shall delay submission or presentation for a period of up to ninety (90) days to enable patent applications protecting each Party’s rights in such information to be filed. If the reviewing Party requests modifications to the Public Presentation, the publishing Party shall edit such Public Presentation to prevent disclosure of the reviewing Party’s Confidential Information prior to its submission. If the reviewing Party prohibits publication, the publishing Party shall not publish the Public Presentation. Notwithstanding the foregoing, this Section 5.2 shall not apply to the extent that any disclosures or submissions are required to be made pursuant to applicable laws or regulations, including, without limitation, SEC rules and regulations, or any applicable NASDAQ rules or regulations; provided that ViroPharma shall provide Schering with advance written notice of such disclosure or submission so that Schering can review and comment on the proposed disclosure or submission, and shall seek confidential treatment of the proposed disclosure or submission to the extent available.

5.3       Publicity. Each Party (on behalf of itself and its Affiliates) acknowledges and agrees that it may not: (i) use the name of the other Party, or such Party’s Affiliates, in any publicity or advertising; or (ii) issue a press release or otherwise publicize or disclose to any Third Party, other than as ViroPharma is required to do so by the SaSy Agreement, any information related to the existence of this Agreement, any activities under this Agreement, or the terms or conditions of this Agreement or the License Agreement, without the prior written consent of the other Party (which consent may be withheld in such Party’s sole discretion). Notwithstanding the foregoing, this Section 5.3 shall not apply to the extent that any disclosures or submissions are required to be made pursuant to applicable laws or regulations, including, without limitation, SEC rules and regulations, or any applicable NASDAQ rules or regulations; provided that ViroPharma shall provide Schering with advance written notice of such disclosure or submission so that Schering can review and comment on the proposed disclosure or submission, and shall seek confidential treatment of the proposed disclosure or submission to the extent available.

5.4       Filing of Agreement. To the extent that ViroPharma reasonably determined that it is required to file this Agreement with the SEC such filing with and disclosure by the SEC shall not constitute a breach of this Agreement; provided that ViroPharma provides Schering with advance written notice of filing so that Schering can review and comment on the proposed filing, and seeks confidential treatment of the filed Agreement to the extent available.

6.     INTELLECTUAL PROPERTY

6.1       Excluded Intellectual Property. Except for the Option granted by ViroPharma to Schering pursuant to Section 2.1 of this Agreement, under no circumstances shall a Party hereto, as a result of this Agreement, obtain any ownership interest in, or any other right or license to, any existing or future technology, know-how, patents, patent applications or products of the other Party.

6.2       Responsibility for Patent Rights. During the Option Period, ViroPharma shall remain primarily responsible, at its expense, for the preparation, filing, prosecution, maintenance, enforcement and defense of the Patent Rights in the Territory. During the Option Period, ViroPharma shall keep Schering reasonably informed as to the status of the Patent Rights.

7.     REPRESENTATIONS AND WARRANTIES

7.1       Representations and Warranties of Each Party. As of the Effective Date, each of ViroPharma and Schering hereby represents, warrants and covenants to the other Party as follows:

(a)	it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)	the execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not conflict with or result in a breach of any of the terms and provisions of, or constitute a default under, (i) a loan agreement, guaranty, financing agreement, agreement affecting a product, or other agreement or instrument binding or affecting it or its property; (ii) the provisions of its charter documents or bylaws (as applicable); or (iii) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound;

(c)	the execution, delivery and performance of this Agreement by such Party does not require the consent, approval, or authorization of, or notice, declaration, filing or registration with, any governmental or regulatory authority, and the execution, delivery or performance of this Agreement will not violate any law, rule or regulation applicable to such Party;

(d)	this Agreement has been duly authorized, executed and delivered and constitutes such Party’s legal, valid and binding obligation enforceable against it in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to the availability of particular remedies under general equity principles; and

(e)	it shall comply with all applicable material laws and regulations relating to its activities under this Agreement.

7.2       ViroPharma’s Representations. As of the Effective Date, ViroPharma hereby represents and warrants to Schering as follows:

(a)	to the best of ViroPharma’s knowledge, the existing Patent Rights in the Field in the Territory are subsisting and are not invalid or unenforceable, in whole or in part;

(b)	it has the full right, power and authority to grant all of the right, title and interest in the Option granted under Article 2;

(c)	it has not previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the Compound, Products, Patent Rights or Know-How in the Field in the Territory, except pursuant to the Copromotion and Codevelopment Agreement by and between ViroPharma Incorporated and Aventis Pharmaceuticals, Inc., dated September 9, 2001, as subsequently terminated by the Settlement Agreement and Release by and among ViroPharma Incorporated, VCO Incorporated and Aventis Pharmaceuticals, Inc, dated August 1, 2002;

(d)	except for (i) the purported class action litigation described in ViroPharma’s Form 10-Q filed with the United States Securities and Exchange Commission for the period ending June 30, 2003, and (ii) the case Purdue Research Foundation v. Sanofi-Synthelabo, S.A., No. 03CV01924 (D.D.C. filed Sept. 16, 2003), there are no filed claims, judgments or settlements against or owed by ViroPharma, and to the best of ViroPharma’s knowledge, there are no pending or threatened claims or litigation relating to the Compound, Patent Rights or Know-How;

(e)	it is the sole and exclusive owner and/or licensee of the existing Patent Rights and Know-How in the Field in the Territory, all of which are free and clear of any liens, charges and encumbrances;

(f)	to the best of ViroPharma’s knowledge, the Patent Rights and Know-How and the development, manufacture, import, export, offer to sell, use and sale of Products in the Field in the Territory do not interfere or infringe on any intellectual property rights owned or possessed by any Third Party; and

as of the Effective Date, ViroPharma hereby covenants to Schering as follows:

(g)	prior to the effective date of the License Agreement it will disclose to Schering all Know-How in ViroPharma’s possession or control which is reasonably requested by Schering and directly related to the development, manufacture, marketing or sale of the Product in the Field in the Territory;

(h)	it will use diligent efforts not to diminish the right under the Patent Rights and Know-How granted to Schering hereunder, including , without limitation, by not committing or permitting any acts or omissions which would cause the breach of SaSy Agreement, or any other agreements between itself and any Third Party, which provide for intellectual property rights applicable to the development, manufacture, use or sale of Products in the Field in the Territory, and in connection therewith, ViroPharma agrees to provide Schering promptly with notice of any such alleged breach and ViroPharma is in compliance in all material respects with any such agreements; and

(i)	(i) it will not amend the SaSy Agreement in any way that will reduce the scope of Schering’s right or potential right existing as of the date of the Option Agreement to make, have made, use, import, export, offer for sale or sell Compound or Product in the Field in the Territory, or otherwise adversely affect the rights granted to Schering under this Agreement without Schering’s prior written consent.

7.3       Schering’s Representations. As of the Effective Date, Schering hereby represents, warrants and covenants to ViroPharma as follows:

(a)	it is a corporation duly organized and validly existing under the laws of the state or other jurisdiction of its incorporation or formation; and

(b)	the execution, delivery and performance of this Agreement by Schering has been duly authorized by all requisite corporate action.

7.4       Continuing Representations. The representations and warranties of each Party contained in Sections 7.1, 7.2 and 7.3 shall be made as of the Effective Date. The breach as of the Effective Date of a representation or warranty contained in Section 7.1, 7.2 or 7.3, shall not become unenforceable after the Effective Date solely by the passage of time.

7.5       No Inconsistent Agreements. As of the Effective Date neither Party has in effect, and after the Effective Date neither Party shall enter into, any oral or written agreement or arrangement that would be inconsistent with its obligations under this Agreement.

7.6       Validity and Scope. Nothing in this Agreement shall be construed as a warranty or representation by either Party as to the validity or scope of any Patent Right.

7.7       Disclaimer. THE WARRANTIES OF EACH PARTY IN THIS ARTICLE 7 ARE IN LIEU OF ANY OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF NONINFRINGEMENT, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.

8.     INDEMNIFICATION

8.1       Indemnification by Schering. Except to the extent caused by ViroPharma’s negligence or willful misconduct and subject to the limitations in Section 8.5, Schering shall indemnify, defend and hold harmless ViroPharma, its Affiliates, and each of their employees, officers, directors and agents (each, a “ViroPharma Indemnified Party”) from and against any and all liability, loss, damage, cost, and expense (including reasonable attorneys’ fees) which the ViroPharma Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with, (a) the breach by Schering of any covenant, representation or warranty contained in this Agreement, or (b) any negligent act or omission, or willful misconduct of Schering during the term of this Option Agreement.

8.2       Indemnification by ViroPharma. Except to the extent caused by Schering’s negligence or willful misconduct and subject to the limitations in Section 8.5, ViroPharma shall indemnify, defend and hold harmless Schering, its Affiliates, and each of their employees, officers, directors and agents (each, a “Schering Indemnified Party”) from and against any and all liability, loss, damage, cost, and expense (including reasonable attorneys’ fees) which the Schering Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with, (a) the breach by ViroPharma of any covenant, representation or warranty contained in this Agreement, (b) any negligent act or omission, or willful misconduct of ViroPharma during the term of this Option Agreement, or (c) the performance of the Initial Studies or any other research and development activities during the term of this Option Agreement related to the Compound and/or Products in the Field by or on behalf of ViroPharma.

8.3       Conditions to indemnification. The obligations of the indemnifying Party under Sections 8.1 and 8.2 are conditioned upon the delivery of written notice to the indemnifying Party of any potential liability or claim for which the indemnified Party will seek indemnification promptly after the indemnified Party becomes aware of such potential liability or claim; provided that failure to provide such notice shall not constitute a waiver of, or result in the loss of, such Party’s right to indemnification under Section 8.1 or 8.2, as appropriate, except to the extent that the indemnifying Party’s rights, and/or its ability to defend against such liability or claim, are materially prejudiced by such failure to notify. The indemnified Party, its employees and agents shall cooperate fully with the indemnifying Party and its legal representatives in the investigation of any action, claim or liability covered by this indemnification. The indemnifying Party shall have the right to assume the defense of any suit or claim related to the liability if it has assumed responsibility for the suit or claim in writing. Notwithstanding the foregoing, if in the reasonable judgment of the indemnified Party, such suit or claim involves an issue or matter which could have a materially adverse effect on the business operations or assets of the indemnified Party, the indemnified Party may waive its rights to indemnity under this Agreement and control the defense or settlement thereof, but in no event shall any such waiver be construed as a waiver of any indemnification rights such Party may have at law or in equity. If the indemnifying Party defends the suit or claim, the indemnified Party may participate in (but not control) the defense thereof at its sole cost and expense.

8.4       Settlements. Neither Party may settle a claim or action related to a liability or claim which is subject to indemnification hereunder without the consent of the other Party, if such settlement would impose any monetary obligation on the other Party or require the other Party to submit to an injunction or otherwise limit the other Party’s rights under this Agreement, which consent shall not be unreasonably withheld. Any payment made by a Party to settle any such claim or action shall be at its own cost and expense.

8.5       Limitation of Liability. With respect to any claim by one Party against the other arising out of the performance or failure of performance of the other Party under this Agreement, the Parties expressly agree that the liability of such Party to the other Party for such breach shall be limited under this Agreement or otherwise at law or equity to direct damages only and in no event shall a Party be liable for any punitive, exemplary or consequential damages, including lost profits.

9.     TERM/TERMINATION

9.1       Term and Expiration. The term of this Agreement shall commence on the Effective Date and, unless terminated earlier pursuant to Section 9.2 or 9.3, shall continue in full force and effect as follows:

(a)	if Schering does not exercise the Option, this Agreement shall expire upon expiration or termination of the Option Period; or

(b)	if Schering does exercise the Option, this Agreement shall expire upon the earlier of (i) expiration of the Negotiation Period, including as it may be extended, or (ii) the effective date of the License Agreement.

9.2       Termination by Schering. Notwithstanding anything contained herein to the contrary, Schering shall have the unilateral right to terminate this Agreement, with or without cause, at any time by giving thirty (30) days advance written notice to ViroPharma.

9.3       Termination for Cause. This Agreement may be terminated by written notice by a Party at any time during the term of this Agreement as follows:

(a)	Termination for Breach. If the other Party is in breach of its material obligations hereunder by causes and reasons within its control and has not cured such breach within sixty (60) calendar days, (fifteen (15) business days in the case of a monetary breach) after written notice of the breach; or

(b)	Termination for Insolvency. Upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party or in the event a receiver or custodian is appointed for such Party’s business, or if a substantial portion of such Party’s business is subject to attachment or similar process; provided, however, in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if such proceeding is not dismissed within sixty (60) days after the filing thereof. The Parties acknowledge and agree that the Option is and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, a licenses of rights to “intellectual property” as defined under Section 101(52) of the Bankruptcy Code, and that Schering shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code.

9.4       Effect of Termination. In the event that this Agreement expires or is terminated, then all rights granted to Schering hereunder shall terminate and revert to ViroPharma. In addition to the foregoing, in the event that Schering terminates this Agreement pursuant to Section 9.3(a) because of a breach by ViroPharma, ViroPharma shall return the Option Fee described in Section 4.1 within thirty (30) days of such termination, and such return of the Option Fee and such termination shall be Schering’s sole and exclusive remedy for such breach.

9.5       Accrued Rights/Surviving Terms. Expiration or termination of this Agreement shall not release either Party from any obligation accruing prior to or upon such expiration or termination. In addition, the following provisions shall survive expiration or termination of this Agreement: Sections 4.2, 6.1, 9.4 and 9.5, and Articles 5, 7, 8, 10 and 12; provided that such provisions shall not survive in the event that the Parties execute and enter into the License Agreement.

10.    ASSIGNABILITY

This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party. The foregoing notwithstanding, either Party may, without the other Party’s consent, assign its rights and obligations under this Agreement, (a) to any Affiliate, or (b) in connection with a merger, consolidation or sale of substantially all of its assets pertaining to this Agreement to an unrelated Third Party, provided, however, that the assigning Party’s rights and obligations under this Agreement shall be assumed by its successor in interest in any such transaction and shall not be transferred separate from all or substantially all of its other business assets relating to the subject matter hereof, including those business assets that are the subject of this Agreement. Any purported assignment in violation of this Section 10.1 shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

11.    ARBITRATION OF LICENSE TERMS

11.1       Selection of License Term Panel. Within ten (10) business days of the expiration of the fifteen (15) day period provided for in Section 2.5(b) of this Option Agreement, each Party shall appoint an independent expert, knowledgeable about pharmaceutical licensing terms, to serve on the License Agreement arbitration panel (the “License Term Panel”). The two independent experts so appointed by the Parties, shall, within ten (10) business days thereafter, appoint a neutral, similarly knowledgeable third independent expert. Such neutral third independent expert shall serve as the chairperson of the License Term Panel. Each of the members of the License Term Panel shall be required to sign a secrecy agreement, acceptable in form to both Parties, with respect to any information provided by either Party during the arbitration procedure.

11.2       Written Submissions. Within five (5) business days after the chairperson of the License Term Panel is appointed, each Party shall submit to each member of the License Term

Panel, and to the other Party, a written statement setting forth the relevant facts with respect to the Unresolved Terms, a single, complete proposed resolution of the Unresolved Terms (the “Proposal”) and arguments supporting such Party’s Proposal. The Proposal shall be limited to the Unresolved Terms and terms potentially inconsistent with or resulting in a breach of the SaSy Agreement only and shall not alter any of the other terms and conditions of the License Agreement (including, without limitation, those set forth in Exhibit A) except as such terms may be inconsistent with or resulting in a breach of the SaSy Agreement.

11.3       Oral Arguments. Within five (5) business days after such written statements are provided to the License Term Panel, the License Term Panel and appropriate representatives of each Party shall meet so that the Parties can present oral arguments to the License Term Panel, and the License Term Panel can have the opportunity to ask questions of the Parties. The location of such meeting shall be in New York, New York. Each Party shall have two (2) hours to present its arguments to the License Term Panel and thirty (30) additional minutes to rebut the arguments made by the other Party. The License Term Panel shall designate which Party shall first present its oral argument to the License Term Panel.

11.4       Arbitration Panel Decision. Within five (5) business days after such meeting, the License Term Panel shall render a decision on the Dispute, which decision shall be reduced to writing by the chairperson of the License Term Panel and signed by each member of the License Term Panel, and which decision shall ensure that the License Agreement resulting from such decisions would not be inconsistent with and would not obligate a Party to perform actions or omissions that would result in a breach of the SaSy Agreement. The chairperson of the License Term Panel shall be responsible for immediately providing a copy of the written decision to each Party. Such decision shall be binding with respect to any Unresolved Terms under this Option Agreement.

11.5       Costs. Each Party shall be responsible for its own costs (including, without limitation, reasonable attorneys fees) and expenses incurred in such arbitration procedures and the cost of the License Term Panel shall be shared equally by the Parties; provided, however, that if the License Term Panel determines that the action of any Party was arbitrary, frivolous or in bad faith, the License Term Panel may award such costs and expenses to the prevailing Party.

11.6       Confidentiality. The arbitration proceeding shall be confidential and, except as required by law, neither Party shall make (or instruct the License Term Panel to make) any public announcement with respect to the proceedings or decision of the License Term Panel without the prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award of the License Term Panel, shall be kept in confidence by the Parties and the License Term Panel, except as required in connection with the enforcement of such award or as otherwise required by applicable law. Notwithstanding the foregoing, ViroPharma shall be permitted to file the final terms of the License Agreement with the SEC, and such filing and disclosure shall not be considered a breach of this Option agreement or of the License Agreement.

11.7       Jurisdiction. For the purposes of these arbitration provisions, the Parties acknowledge their diversity and agree to accept the jurisdiction of the Federal District Courts in New York, New York for the purposes of enforcing the result of arbitration under this Article 11.

11.8       Application. The procedures specified herein shall be the sole and exclusive procedures for the resolution of Unresolved Terms.

12.    MISCELLANEOUS

12.1       Independent Contractors. It is expressly agreed that ViroPharma and Schering are independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither ViroPharma nor Schering shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other Party to do so.

12.2       Notices. Any notices, invoices and communications hereunder shall be deemed made (a) five (5) business days after having been sent by registered or certified mail, postage prepaid, (b) one (1) business day after having been sent by overnight mail, with signed, confirmed receipt, (c) on the day of hand delivery, or (d) on the day of facsimile transmission, upon confirmation of receipt, if addressed to the Party to receive such notice, invoice or communication at the addresses given below, or such other address as may hereafter be designated by notice in writing.

If to ViroPharma:

  ViroPharma Incorporated

  405 Eagleview Boulevard

  Exton, Pennsylvania 19341

  Attention: General Counsel

  Fax – 610-458-7380

If to Schering:

  Schering Corporation

  2000 Galloping Hill Road

  Kenilworth, New Jersey 07032

  Attention: Vice President, Business Development

  Fax—(908) 298-7366

  cc: Law Department – Senior Legal Director, Licensing

  Fax—(908) 298-2739

12.3       Entire Agreement. This Agreement, together with the exhibits hereto, contains the entire understanding of the Parties with respect to the subject matter hereof. All previous agreements are superseded hereby and all express or implied agreements and understandings, either oral or written, heretofore made are expressly merged in and made a part of this

Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.

12.4      Dispute Resolution. This Section 12.4 shall not apply to disputes otherwise subject to Section 2.5(a).

(a)	Cooperation. In the event that a dispute or disagreement arises between the Parties with respect to an issue relating to this Agreement or the Parties’ performance hereunder, then upon written notice to the other Party, authorized representatives of Schering and ViroPharma shall promptly meet and use good faith efforts to reach agreement on resolution of the issue (the “Dispute”). In the event the that such representatives of Schering and ViroPharma are unable to reach agreement on the Dispute in such meeting, then either Party shall have the right to submit the Dispute to binding arbitration in accordance with the provisions of Section 12.4(b) by providing written notice to the other Party within two (2) weeks after such meeting.

(b)	Arbitration. All Disputes arising in connection with this Agreement which cannot be resolved by the Parties shall be finally settled under the Commercial Arbitration Rules of the American Arbitration Association then in effect, as modified by the provisions set forth in Exhibit B.

12.5      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the choice of laws provisions thereof.

12.6      Descriptive Headings. The captions to the several Articles and Sections hereof are not a part of this Agreement, and are merely guides or labels to assist in locating and reading the several Articles and Sections hereof.

12.7      Counterparts. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures (including by facsimile) of each of the Parties hereto. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.8      Force Majeure. Failure of any Party to perform its obligations under this Agreement (except the obligation to make payments when properly due) shall not subject such Party to any liability or place them in breach of any term or condition of this Agreement if such failure is caused by any cause beyond the reasonable control of such non-performing Party, including without limitation, acts of God, fire, explosion, flood, drought, war, riot, terrorism, sabotage, embargo, strikes or other labor trouble, failure in whole or in part of suppliers to deliver on schedule materials, equipment or machinery, interruption of or delay in transportation, a national health emergency or compliance with any order or regulation of any government entity acting with color of right, provided, however, that the Party affected shall promptly notify the other Party of the condition constituting force majeure as defined herein and shall exert reasonable efforts to eliminate, cure and overcome any such causes and to resume performance of its obligations with all possible speed. If a condition constituting force majeure as defined herein exists for more than thirty (30) consecutive days, the Parties shall meet to negotiate a mutually satisfactory solution to the problem, if practicable.

12.9      Severability. If any provision of this Agreement is declared illegal, invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Agreement shall endure except for the part declared invalid or unenforceable by order of such court, provided, however, that in the event that the terms and conditions of this Agreement are materially altered, the Parties shall, in good faith, renegotiate the terms and conditions of this Agreement to reasonably substitute such invalid or unenforceable provision in light of the intent of this Agreement.

12.10      Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States of America which may be imposed upon or related to ViroPharma or Schering from time to time by the government of the United States of America. Furthermore, Schering agrees that it will not export, directly or indirectly, any technical information acquired from ViroPharma under this Agreement or any products using such technical information to any country for which the United States government or any agency thereof at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the Department of Commerce or other agency of the United States government when required by an applicable statute or regulation.

12.11      Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

IN WITNESS WHEREOF, the Parties have caused their duly authorized officers to execute and deliver this Agreement as of the last date set forth below.

SCHERING CORPORATION		VIROPHARMA INCORPORATED

By:	/S/ MICHAEL J. DUBOIS	By:	/S/ MICHEL DE ROSEN

Name:	Michael J. DuBois	Name:	Michel de Rosen

Title:	Senior Vice President	Title:	President & CEO

Date:	November 25, 2003	Date:	November 25, 2003

EXHIBIT A

Basic Terms of License Agreement

The Parties have agreed that the following terms and conditions shall be included in and form the basis for the License Agreement. However, the terms and conditions set forth in this Exhibit A will not become effective unless and until Schering has exercised the Option and the Parties have executed the License Agreement.

A-1   Definitions. Capitalized terms used in the License Agreement, whether used in the singular or plural, shall have the respective meanings set forth in the Option Agreement or in this Article A-1.

A-1.1   “FDA” shall mean the United States Food and Drug Administration or any successor agency thereto.

A-1.2   “First Commercial Sale” shall mean, with respect to the Product in a given country in the Territory, the first sale by Schering or its Affiliates to any Third Party (which is not an Affiliate or sublicensee) of such Product following regulatory approval to market and sell such Product in such country for an indication in the Field.

A-1.3   “License Effective Date” shall mean the effective date of the License Agreement incorporating the terms set forth in this Exhibit A.

A-1.4   “Net Sales” shall mean the invoiced sales of Products in the Territory by Schering and its Affiliates to unaffiliated Third Parties (exclusive of intercompany transfers or inter-company sales), after deducting:

(a)	customary trade discounts, reasonable quantity and cash discounts, and/or rebates (including without limitation, chargebacks, trade rebates, managed care rebates, government rebates and other reasonable and customary discounts, allowances, credits and rebates);

(b)	allowances or credits to customers on account of rejection or return of Products or on account of retroactive price reductions affecting Products;

(c)	freight and insurance; and

(d)	value added, sales, use or turnover taxes, and excise taxes or customs duties or local charges or taxes, included in the invoiced amount.

A-1.5   “Schering Subsidiary” shall mean an Affiliate of Schering that is directly or indirectly one hundred percent (100%) owned or controlled by Schering-Plough Corporation (the corporate parent of Schering).

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A-1.6   “Trademarks” shall mean any and all trademarks in the Territory for use in connection with the marketing and sale of the Products in the Field which are owned or controlled by ViroPharma, including, without limitation, any such trademarks licensed to ViroPharma under the SaSy Agreement.

A-1.7   “Valid Claim” shall mean a composition of matter claim, or method of use claim (or its equivalent) of an issued and unexpired patent in a country in the Territory which covers the Compound, is included within the Patent Rights, that provides market exclusivity (as defined below) as to the Product, that absent the license provided hereunder would be infringed by Schering’s marketing, distribution or sale of Compound or Product in such country of the Territory, and which (i) has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal; or (ii) has not been abandoned, disclaimed, or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise. Market exclusivity means that sales of all Product by Schering or its Affiliates in a country in the Territory (“Schering Sales”) constitute more than ******* by volume of the sum of Schering Sales and all sales of Product by entities other than Schering or its Affiliates in such country.

A-2.  LICENSE

A-2.1   License Grant. ViroPharma hereby grants to Schering and/or its designated Affiliate(s) an exclusive (even as to ViroPharma) license under the Patent Rights and Know-How (including, without limitation, the Patent Rights and Know-How licensed to ViroPharma under the SaSy Agreement) in the Field in the Territory to make, have made, use, import and export, offer for sale and sell the Compound and the Products. In the case of Patent Rights and Know-How licensed to ViroPharma pursuant to the SaSy Agreement, the license to Schering shall be limited at any time during the term of this Agreement to only those rights received by ViroPharma under the SaSy Agreement (including as it may be amended), as such rights exist at such time. Upon designating any of its Affiliates that is not also a Schering Subsidiary to receive a license under this Section A-2.1, Schering shall notify ViroPharma in writing of such designation, and ViroPharma shall have the right to provide such information to Sanofi-Synthelabo. For the sake of clarity, in the case of Patent Rights and Know-How licensed to ViroPharma pursuant to the SaSy Agreement, the sublicense to Schering shall be to the full extent of the rights licensed to ViroPharma, and ViroPharma shall not reduce such extent by its acts or omissions without the prior written consent of Schering.

A-2.2   Trademark License. ViroPharma hereby grants to Schering and/or its designated Affiliate(s) an exclusive (even as to ViroPharma) license under the Trademarks in the Territory to make, have made, use, import and export, offer for sale and sell the Products in the Field. The license granted under this Section A-2.2 includes an exclusive sub-license to all of the corresponding rights and licenses granted to ViroPharma in the Field in the Territory under the SaSy Agreement with respect to the Products, but is limited at any time during the term of this Agreement to only those rights received by ViroPharma under the SaSy Agreement (including as it may be amended), as such rights exist at such time. Upon designating any of its Affiliates to receive a license under this Section A-2.2, Schering shall notify Sanofi-Synthelabo in writing of such designation. For the sake of clarity, in the case of Trademarks licensed to ViroPharma pursuant to the SaSy Agreement, the sublicense to Schering shall be to the full extent of the rights licensed to ViroPharma, and ViroPharma shall not reduce such extent by its acts or omissions without the prior written consent of Schering.

A-2.3   Sublicenses. The licenses granted to Schering under Sections A-2.1 and A-2.2 shall include the limited right to grant sublicenses to Third Parties contracted by Schering or its Affiliates to perform services in connection with the development and/or commercialization of the Products in the Field in the Territory, but in the case of Patent Rights and Know-How licensed to ViroPharma pursuant to the SaSy Agreement, and sublicensed to Schering under Section A-2.1 or A-2.2, Schering’s right to sublicense shall be limited at any time during the term of this Agreement to only those rights received by ViroPharma under the SaSy Agreement (including as it may be amended), as such rights exist at such time, and shall be subject to the prior consent of Sanofi-Synthelabo. Any such sublicenses shall be granted solely for the purpose of, and only to the extent necessary to, enable such contractors to perform the relevant services for Schering, shall be consistent with the terms and conditions of the License Agreement and the SaSy Agreement, and shall not include any right to grant further sublicenses. Except as expressly provided for in this Section A-2.3, Schering shall have no right to grant sublicenses under this License Agreement. Nothing in this Agreement shall prevent Schering from contracting with Third Parties to assist in the development or commercialization of Compound and Products in the Territory in the Field to the extent that the activities of such Third Parties do not require a sublicense under Patent Right, Know-How or Trademarks. For the sake of clarity, in the case of Patent Rights and Know-How licensed to ViroPharma pursuant to the SaSy Agreement, the sublicense to Schering shall be to the full extent of the rights licensed to ViroPharma, and ViroPharma shall not reduce such extent by its acts or omissions without the prior written consent of Schering.

A-2.4   Rights Outside the Field.

ViroPharma shall not develop or commercialize, or grant or convey to any third party any rights to develop or commercialize, the Compound and/or Products for use outside the Field without the prior written consent of Schering. Any such written consent granted by Schering shall include the terms under which such development or commercialization may proceed.

(a)	Evaluation of LTI. During the ******* period immediately after the License Effective Date (the “Evaluation Period”) the Parties shall meet to discuss whether or not ViroPharma should be permitted to proceed with the development and commercialization of the Compound and Products in the Territory for the prevention or treatment of certain life-threatening disease or conditions caused by picornaviruses, which may include, without limitation, the ViroPharma Compassionate Use Indications (the “Life Threatening Indications” or “LTI”). Such discussions shall include, without limitation, consulting with the FDA and/or other regulatory authorities in the Territory to assess the risk that such development and/or commercialization activities would be relevant to and/or could raise issues with respect to, or otherwise adversely affect, the Compound and/or

Products being developed and commercialized by Schering in the Field under the License Agreement. On or before the expiration of the Evaluation Period, Schering shall determine, based upon the discussions and risk assessment conducted by the Parties, whether or not the continued development and subsequent commercialization of the Compound and/or Products for LTI presents an unacceptable risk to the development and/or commercialization of the Compound and/or Products in the Field. Schering shall notify ViroPharma in writing of such determination on or before the expiration of the Evaluation Period.

(b)	Decision on LTI. If Schering notifies ViroPharma that the risk to the Compound and/or the Products in the Field is unacceptable, then effective on the date of such notice to ViroPharma (the “Notice Date”), the Field shall be expanded to mean (i) any and all indications involving the treatment or prevention of picornavirus infections (including, without limitation, the common cold and LTI), and (ii) any Other Indications (as defined in the SaSy Agreement) to which ViroPharma obtains rights pursuant to the SaSy Agreement (the “Expanded Field”), and all references in the License Agreement to the “Field” shall thereafter mean the Expanded Field; provided that Schering’s rights shall be subject to Section 2.4(c). In such event, on or immediately after the Notice Date, ViroPharma shall discontinue all efforts to develop and/or commercialize the Compound and/or Products in the Expanded Field and terminate any discussions or interactions with third parties with regard to possible licenses or other business transactions related thereto; provided, however, that ViroPharma’s compassionate use programs for the Compound and/or Products shall be governed by and subject to Section A-3.3.

(c)	Restriction on Schering Activity. If the Field is expanded pursuant to Section 2.4(b), Schering covenants to ViroPharma that notwithstanding anything in the License Agreement to the contrary it shall not at any time during the term of the License Agreement undertake any actions to develop or commercialize, or to license any third party to develop or commercialize, the Compound and/or the Products in the Territory for any indications within the Expanded Field other than for the treatment or prevention of the common cold, without the prior written consent of ViroPharma, which consent may withheld by ViroPharma in its sole discretion and shall be subject to the Parties reaching agreement on the terms for development and commercialization of such other indications.

(d)	Effecting License. Notwithstanding the exclusive licenses granted to Schering by ViroPharma pursuant to Article 2, Schering grants to ViroPharma a limited license under the Patent Rights, Know-How and Trademarks in the Territory to make, have made, use, import and export, offer for sale and sell the Compound and the Products solely as permitted under Section A-3.3. The licenses granted to ViroPharma under this

Section A-2.4(d) shall include the limited right to grant sublicenses to Third Parties contracted by ViroPharma or its Affiliates to perform services in connection with the development and/or commercialization of the Products in the Field in the Territory as permitted under Section A-3.3. Any such sublicenses shall be granted solely for the purpose of, and only to the extent necessary to, enable such contractors to perform the relevant services for ViroPharma, shall be consistent with the terms and conditions of the License Agreement and the SaSy Agreement, and shall not include any right to grant further sublicenses.

A-2.5   Non-Compete. Effective as of the License Effective Date, Schering and its Affiliates shall not commercially market or manufacture for commercial marketing, directly or indirectly, any Competing Product in the Territory, where the term “Competing Product” shall mean any pharmaceutical product for the treatment or prevention in human beings of the common cold which has as its primary mechanism of action the direct and specific inhibition of picornavirus, and that is not a Product. The non-compete obligations set forth in this Section A-2.5 shall expire upon the last to occur of: (i) the date that is ******* before the expected expiration of the last to expire Patent Rights in the United States having at least one Valid Claim that is a composition-of-matter claim to the Compound (including as such patent expiration date may be extended); or (ii) the date that is ******* after the First Commercial Sale of the Product in the United States. If ViroPharma terminates the License Agreement because of the breach of a material term of the License Agreement by Schering, or if Schering terminates the License Agreement pursuant to a unilateral termination right permitted to be exercised without cause (as defined below) and provided that there are Patent Rights in the United States having at least one Valid Claim that is a composition-of matter claim to the Compound, then the non-compete obligations set forth in this Section A-2.5 shall survive such termination until the earlier of: (a) the ******* anniversary of the termination of the License Agreement, or (b) the expiration of the period described in the preceding sentence. If Schering terminates the License Agreement because of the breach of a material term of the License Agreement by ViroPharma, then the non-compete obligations set forth in this Section A-2.5 shall terminate upon termination of the License Agreement. A “unilateral termination right permitted to be exercised without cause” means a right to terminate the License Agreement after a specified notice period without the provision of any reason or explanation.

A-3  DEVELOPMENT

A-3.1   Transfer of Responsibility. Effective as of the License Effective Date, Schering shall assume responsibility for, and shall have sole decision-making authority with respect to the development of the Compound and the Products in the Field in the Territory at Schering’s sole expense; provided that ViroPharma shall remain solely responsible for any costs related to the Initial Studies. This shall include, without limitation, any and all additional clinical studies, toxicological studies and other development activities necessary to prepare and final NDAs for the Products in the Field in each country in the Territory. Schering shall also be responsible for preparation, filing and maintenance of all NDAs for the Products in the Field in the Territory. Schering shall use commercially reasonable efforts to perform its obligations with respect to the

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development of the Products in the Field in the Territory, which efforts shall be comparable to the efforts Schering extends with respect to its other products at a similar stage of development having substantially similar commercial potential and value.

A-3.2   Cooperation by ViroPharma. On or promptly after the License Effective Date, ViroPharma shall transfer to Schering or its designated Affiliate all INDs for the Compound and/or the Products in the Field in the Territory. In addition, promptly after the License Effective Date ViroPharma shall, upon request, transfer to Schering any additional Know-How in the Field not previously provided to Schering. ViroPharma shall, upon reasonable request, provide advice and consulting services to Schering on performance of all such development activities for the Products, and shall provide Schering with access to documents and records of ViroPharma (during normal business hours) as is reasonably necessary to enable Schering to perform such development activities in a timely manner. ViroPharma shall bill Schering for the time spent by ViroPharma employees in excess of two hundred (200) hours annually in providing such advice, consulting services or access at rates to be agreed to by the Parties.

A-3.3   Compassionate Use Programs. ViroPharma shall not make Compounds or Products available under its compassionate use programs, or initiate any new compassionate use programs, in the Territory for any indications other than the ViroPharma Compassionate Use Indications, without Schering’s prior written approval. In addition, Schering shall have the right, exercisable at its sole discretion at any time during the term of the License Agreement, to instruct ViroPharma to discontinue its compassionate use programs and/or to assume control over all of ViroPharma’s compassionate use programs in the Territory under which patients are being provided access to the Compound and/or Products. Schering shall notify ViroPharma in writing in the event that Schering decides to exercise its right to terminate or take control of such compassionate use programs. Promptly following such notice, ViroPharma shall fully cooperate with Schering and otherwise undertake any actions reasonably requested by Schering to terminate or to transfer control over the compassionate use programs to Schering or its designated Affiliate.

A-4  COMMERCIALIZATION

A-4.1   Diligence. Except as limited by Section A-2.4(c), effective as of the License Effective Date, Schering and its Affiliates shall, at Schering’s expense, use commercially reasonable efforts to obtain regulatory approval for and to commercialize the Product(s) in the Field in the Territory for such indications as Schering determines are desirable. The Parties acknowledge and agree that all business decisions including, without limitation, decisions relating to Schering’s research, development, registration, manufacture, sale, commercialization, design, pricing, distribution, marketing and promotion of Products covered under this Agreement, shall be within the sole discretion of Schering. Accordingly, Schering shall be responsible, at its cost and expense, and in its sole judgment, for all activities that are necessary to obtain regulatory approval for the Product and any post-approval studies required as a condition of obtaining any regulatory approval for the Product in the Field in the Territory. Schering shall also be responsible, at its cost and expense, and in its sole judgment, for determining the appropriate regulatory strategy for obtaining and maintaining all regulatory approvals and for obtaining and maintaining any pricing and reimbursement approvals required for the sale of the Products in the Field in the Territory. Schering shall own all data arising out of any and all studies performed by or on behalf of Schering under this License Agreement. Each regulatory approval and each pricing and reimbursement approval shall be owned by and held in the name of Schering or its’ designated Affiliate. ViroPharma acknowledges that Schering is in the business of developing, manufacturing and selling pharmaceutical products and nothing in this Agreement shall be construed as restricting such business or imposing on Schering the duty to market and/or sell and exploit Compound or Products for which royalties are payable hereunder to the exclusion of, or in preference to, any other product, or in any way other than in accordance with its normal commercial practices.

A-4.2  Excused Performance. Schering’s obligations under Section A-4.1 with respect to Products are expressly conditioned upon the continuing absence of any adverse condition or event that reasonably warrants a delay in the development or commercialization of the Compound and/or Product including, but not limited to, an adverse condition or event relating to the safety or efficacy of the Compound and/or Product, or unfavorable labeling, pricing or pricing reimbursement approvals, or lack of regulatory approval, and the obligation of Schering to develop or market any such Compound and/or Product shall be delayed or suspended so long as in Schering’s reasonable opinion any such condition or event exists.

A-4.3  Diligence failure. If in ViroPharma’s reasonable opinion, Schering fails to comply with any of its diligence obligations under Section A-4.1, then ViroPharma shall have the right to give Schering written notice thereof stating in reasonable detail the particular failure(s). Schering shall have a period of thirty (30) days from the receipt of such notice to correct the failure or, in the event that the failure cannot be reasonably cured within a thirty (30) day period, then Schering shall initiate actions reasonably expected to cure the failure within thirty (30) days of receiving notice and shall thereafter diligently pursue such actions to cure the failure (even if requiring longer than the thirty (30) days specified in Section A-4.3). In the event of a dispute as to whether or not Schering has failed to exercise due diligence under Section A-4.1 or whether Schering is diligently pursuing actions reasonably expected to cure such failure under this Section A-4.3, such dispute shall be resolved through binding arbitration in accordance with Article             . If Schering does not cure such failure, or otherwise discontinues the reasonably diligent development or commercialization of Product in the Territory, the License Agreement shall be terminated.

A-4.4  Use of Data by Sanofi-Synthelabo. Notwithstanding any other provision of the License Agreement, Schering grants to Sanofi-Synthelabo, directly, and through ViroPharma, the exclusive right to use all information and data developed under this License Agreement for applying for registrations of Product outside the Territory. The rights granted under this Section A-4.4 shall be subject to the payment of royalties to Schering under Section A-6.11, and may be terminated by Schering on thirty (30) days notice of any uncured breach of Section A-6.11.

A-4.5  License of Inventions to Sanofi-Synthelabo. Notwithstanding any other provision of the License Agreement, Schering grants to Sanofi-Synthelabo, directly, and through ViroPharma, the exclusive unrestricted right outside the Territory, to make, have made, use, market and sell products containing inventions and discoveries relating to the Compound and/or the Product developed under the License Agreement, including, without limitation, inventions and discoveries relating to the manufacture of Compound and/or Product developed under the License Agreement. The rights granted under this Section A-4.5 shall be subject to the payment of royalties to Schering under Section A-6.11, and may be terminated on thirty (30) days notice of any uncured breach of Section A-6.11.

A-4.6  Reporting. Beginning on the License Effective Date, Schering shall provide ViroPharma with semi-annual reports summarizing the status and progress of the research and development activities (including the status of any applications for regulatory approval) for the Product.

A-5.  MANUFACTURE AND SUPPLY OF PRODUCTS

A-5.1  Technology Transfer. On or promptly after the License Effective Date, ViroPharma shall arrange for a complete technology transfer to Schering or its designated Affiliate of all available data and information related to the manufacture of the Compound and the Product. This technology transfer shall encompass data and information related to the processes and procedures for the manufacture, testing, handling, storage, formulation and packaging of the bulk active Compound and the finished Products, as well as the specifications and release testing for the Compound and Products and complete copies of the CMC sections for all of ViroPharma’s INDs for the Compound and/or Products. ViroPharma shall provide Schering with samples of all available reference standards for the Compound and Products, including any known impurities and/or metabolites. ViroPharma shall also, upon request by Schering, make available personnel of ViroPharma or its Third Party manufacturing contractors involved with the manufacture of the Compound and/or Product as reasonably necessary to advise and assist Schering or its designated Affiliate in the technology transfer, and the start-up and validation of the manufacturing process for the Compound and/or Products. Such access to personnel shall be during normal business hours and Schering shall pay ViroPharma for the reasonable travel costs and other out-of-pocket expenses incurred by such personnel, as well as a reasonable hourly rate to be agreed to by the Parties for the time of such personnel in excess of ******* annually, at Schering’s request in providing such advice and assistance. Following the successful completion of the technology transfer provided for under this Section A-5.1, Schering (or its designated Affiliate or Third Party contractor) shall be responsible for the manufacture of all of Schering’s requirements for supplies of the Compound and the Product for the Territory in excess of the initial supplies to be provided by ViroPharma under Section A-5.2.

A-5.2  Initial Supplies of Compound. On or promptly after the License Effective Date ViroPharma shall provide to Schering ******* kilograms of bulk active Compound. ViroPharma shall ship the Compound FCA (Incoterms 2000) to a facility to be designated in writing by Schering. ViroPharma shall include with such shipment a certificate of analysis for each batch of the Compound certifying that it was manufactured in accordance with current Good Manufacturing Practices and meets the specifications for the Compound (as set forth in ViroPharma’s IND for the Compound). Upon receipt, Schering shall inspect the Compound and shall notify ViroPharma of any batch(es) of the Compound that Schering determines do not meet the specifications within five (5) business days after the later of: (a) receipt of the batch, or (b)

completion of the technology transfer described in Section A-5.1 reasonably necessary to make such determination.

A-5.3  Cost of Initial Supplies. In consideration for the supply of bulk active Compound to be provided by ViroPharma pursuant to Section A-5.2, Schering shall pay to ViroPharma ******* within ******* after receipt of the bulk active Compound pursuant to Section A-5.1. To the extent that any batch(es) of such Compound are determined by the Parties not to meet specifications, the amount payable to ViroPharma under this Section A-5.3 shall be reduced by the pro-rata percentage of such amount attributable to the non-conforming batch(es).

A-5.4  Compliant Manufacture. Schering covenants that Product will be manufactured complying with its specifications, in accordance with existing production and control requirements, for pharmaceutical products and with current laws, rules and regulations applicable to drug substances in the Territory, including, but not limited to Good Manufacturing Practices. Schering shall identify to Sanofi-Synthelabo and ViroPharma each manufacturing facility used for the production or packaging of Compound and Product. Schering shall provide Sanofi-Synthelabo with access during normal business hours and upon reasonable prior written request, to have an observer inspect any manufacturing facility used for the production or packaging of Compound and Product, and to examine all technical records related to the manufacture of Compound and/or Product, and shall provide Sanofi-Synthelabo with reasonable samples of Compound and Product upon request. Schering shall promptly notify Sanofi-Synthelabo and ViroPharma of any inspections related to the Compound or Products by the relevant government agencies having competent jurisdiction, and shall promptly inform Sanofi-Synthelabo and ViroPharma about any material observations related to the Compound or Product. Schering shall notify Sanofi-Synthelabo and ViroPharma of any remarks which may have been made by government inspectors during their visit to any facilities involved in the manufacture of Product, and on any appropriate actions taken in response hereto. Schering shall immediately notify Sanofi-Synthelabo and ViroPharma in writing as soon as it becomes aware of any defect or condition that may render a Compound or Product subject to recall or product correction pursuant to any country’s law, rules and regulations. Schering shall share with Sanofi-Synthelabo and ViroPharma all data on Compound or Product complaints including but not limited to, complaints or information regarding performance and/or allegations or reports of any adverse effects on a patient from use of Product or Compound, in accordance with an adverse events protocol to be agreed upon by the Parties. Schering shall notify Sanofi-Synthelabo and ViroPharma of any steps taken by Schering with the regulatory authorities in the Territory in order to change, alter or modify the preparation and formulation of Product. At the request of Sanofi-Synthelabo, Schering shall enter into good-faith negotiations to supply Compound and/or Product to Sanofi-Synthelabo, but Schering shall have no obligation to manufacture or supply any quantities of Compound and/or Products to ViroPharma or any third party, including without limitation Sanofi-Synthelabo.

A-5.5  Trademark Usage. Each package of Product shall include the wording “Under license from SANOFI-SYNTHELABO”, or such other statement that Sanofi-Synthelabo may reasonably request, including without limitation references to patent numbers, provided that such wording otherwise complies with all applicable laws and regulatory requirements for such labeling. To the extent that Schering uses the Trademarks in connection with the development, manufacture or sale of the Compound and/or Products in the Territory, Schering shall conform to Trademark usage guidelines provided by Sanofi-Synthelabo, and shall submit at Sanofi-Synthelabo’s request, to be made no more than two times each year, samples of packaging and promotional material bearing Trademarks, in each case to the extent such Trademarks are owned by Sanofi-Synthelabo. In addition, Schering shall have the right to register, maintain, defend and use its own trademarks for the development, manufacture and commercialization of the Compound and/or Products in the Field in the Territory (the “Schering Trademarks”). The Schering Trademarks shall be owned by Schering and shall not be subject to or within the scope of any rights granted under Sections A-4.4 or A-4.5.

A-6.  PAYMENTS AND ROYALTIES

A-6.1   License Fee. In partial consideration for the licenses and other rights to be granted to Schering and its Affiliates under the License Agreement, Schering (or its designated Affiliate) shall pay a one-time license fee to ViroPharma of ten million dollars ($10,000,000) within ******* days after the License Effective Date.

A-6.2   Milestone Payments. Schering (or its designated Affiliate) shall pay to ViroPharma the following milestone payments:

(a)	******* upon filing and acceptance by the FDA of an NDA for the Product;

(b)	******* upon approval by the FDA of an NDA for marketing and sale of the Product in the United States for the treatment and/or prevention of the common cold;

(c)	******* upon the first achievement of ******* in cumulative Net Sales of the Products in the Territory; and

(d)	******* upon the first achievement of ******* in cumulative Net Sales of the Products in the Territory.

Each of the foregoing milestone payments shall be payable once upon the first occurrence of the relevant milestone event, and no additional payments shall be due upon any repeated occurrence of such event. Schering shall notify ViroPharma in writing within ******* after the first occurrence of each of the foregoing milestone events and payment of the relevant milestone payment shall be due within ******* days after such notice.

A-6.3   Royalty Payments. In partial consideration for the licenses and other rights granted to Schering under the License Agreement, Schering shall pay to ViroPharma the following royalties on Net Sales of Products in the Territory:

(a)	a royalty of ******* of Net Sales for the licenses granted under the Patent Rights (the “Patent Royalty”); and

x

(b)	a royalty of ******* of Net Sales for the licenses granted to Know-How and Trademarks (the “Trademark Royalty”). For the sake of clarity, the Trademark Royalty is payable in part for the right to exclude others from using the Trademarks in the Territory and for the right to use the Know-How in support regulatory approvals for the Product in the Territory. Consequently, the Trademark Royalty shall be payable without regard to whether Schering itself uses the Trademarks, for example, if Schering uses the Schering Trademarks, or sells a generic form of the Product.

For purposes of clarity and avoidance of doubt, the Parties acknowledge and agree that during any period of time where both Patent Royalties and Trademark Royalties are payable on sales of a given Product in a country in the Territory, both such royalties shall be due on Net Sales of the Product in such country during such period such that Schering’s total royalty obligation with respect to such sales during such period shall be ******* of Net Sales. None of the foregoing royalties shall be due upon the sale or other transfer among Schering, its Affiliates or permitted sublicensees, but in such cases the royalty shall be due and calculated upon Schering’s or its Affiliates’ Net Sales to the first independent Third Party. No royalties shall accrue on the disposition of Product by Schering, its Affiliates or sublicensees as samples (promotion or otherwise), as donations (for example, to non-profit institutions or government agencies for a non-commercial purpose, or distribution free of charge under compassionate use or indigent care programs), or for clinical studies, and such dispositions by Schering shall not be included in the determination of Net Sales.

A-6.4   Duration of Royalty Obligations. Schering’s obligation to pay Patent Royalties under Section A-6.3 shall begin with the First Commercial Sale of a Product in the Territory and shall expire on a country-by-country and product-by-product basis upon expiration of the last to expire of the Patent Rights in the relevant country having at least one Valid Claim. Schering’s obligation to pay Trademark Royalties under Section A-6.3 shall begin with the First Commercial Sale of a Product in the Territory, shall survive the expiration or termination of the License Agreement, and shall endure for so long as Schering or its Affiliates sell Products in the Territory to unaffiliated Third Parties, without regard to under which trademark or trademarks, if any, Schering sells such Products. It is further acknowledged and agreed that Schering’s obligation to pay the Trademark Royalty to ViroPharma pursuant to Section A-6.3(b) shall not be affected or reduced in the event of any expiration, lapse or invalidation of the Trademarks in the Territory. Schering agrees that it shall not directly or indirectly initiate or undertake any legal action to seek the termination, invalidation, revocation or any reduction of its obligation to pay the Trademark Royalty to ViroPharma pursuant to Section A-6.3(b) with respect to any sales of product in the Territory; provided, however, that this provision shall not apply in the event of any termination of the License Agreement by Schering due to the breach of a material term of the License Agreement by ViroPharma.

A-6.5   Royalty Reporting/Payments. Following the First Commercial Sale of a Product in the Territory, Schering shall within ******* days following the close of each calendar quarter furnish to ViroPharma a written report for the calendar quarter showing the Net Sales of Product(s) sold by Schering and/or its Affiliates in the Territory during such calendar quarter and the royalties payable under this Agreement for such calendar quarter. Simultaneously with the submission of the written report, Schering shall pay to ViroPharma, for the account of Schering or the applicable Affiliate, as the case may be, a sum equal to the aggregate royalty due for such calendar quarter calculated in accordance with this Agreement (and reconciled for any previous overpayments or underpayments). Following the First Commercial Sale of Product, Schering shall provide ViroPharma with semi-annual reports on Schering’s marketing activities for Product.

A-6.6   Manner of Payment. The license fee, milestone payments and royalty milestone payments to be made to ViroPharma under the License Agreement shall be paid by bank wire transfer in immediately available funds to such bank account as is designated in writing by ViroPharma from time to time. Royalties shall be deemed payable by the entity making the Net Sales from the country in which earned in local currency and subject to foreign exchange regulations then prevailing. Royalty payments shall be made in United States dollars to the extent that free conversions to United States dollars is permitted. The rate of exchange to be used in any such conversion from the currency in the country where such Net Sales are made shall be the rate of exchange used by Schering Corporation for reporting such sales for United States financial statement purposes. If, due to restrictions or prohibitions imposed by national or international authority, payments cannot be made as aforesaid, the Parties shall consult with a view to finding a prompt and acceptable solution, and Schering will deal with such monies as ViroPharma may lawfully direct at no additional out-of-pocket expense to Schering. Notwithstanding the foregoing, if royalties in any country cannot be remitted to ViroPharma for any reason within six (6) months after the end of the calendar quarter during which they are earned, then Schering shall be obligated to deposit the royalties in a bank account in such country in the name of ViroPharma.

A-6.7   Recordkeeping. Schering and its Affiliates shall keep complete and accurate records in sufficient detail to enable the royalties payable hereunder to be determined. Upon ******* prior written notice from ViroPharma, Schering shall permit an independent certified public accounting firm of nationally recognized standing selected by ViroPharma, at ViroPharma’s expense, to have access during normal business hours to examine pertinent books and records of Schering and/or its Affiliates as may be reasonably necessary to verify the accuracy of the royalty reports hereunder. The examination shall be limited to pertinent books and records for any year ending not more than ******* months prior to the date of such request. An examination under this Section A-6.7 shall not occur more than once in any calendar year. Schering may designate competitively sensitive information, which such auditor may not disclose to ViroPharma; provided, however, that such designation shall not encompass the auditor’s conclusions. The accounting firm shall disclose to ViroPharma only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies. No other information shall be provided to ViroPharma. All such accounting firms shall sign a confidentiality agreement (in form and substance reasonably acceptable to Schering) as to any of Schering’s or its Affiliate’s confidential information which they are provided, or to which they have access, while conducting any audit pursuant to this Section A-6.7. ViroPharma shall be permitted to share the results of any audit under this Section A-6.7 with Sanofi-Synthelabo provided such results are subject to appropriate confidential treatment by Sanofi-Synthelabo.

A-6.8   Underpayments/Overpayments. If upon completion of an audit pursuant to Section A-6.7 the accounting firm concludes that additional royalties were owed during the period audited, Schering shall pay the additional royalties within thirty (30) days of the date ViroPharma delivers to Schering such accounting firm’s written report so correctly concluding. If such underpayment exceeds ******* of the royalty correctly due ViroPharma then the fees charged by such accounting firm for the work associated with the underpayment audit shall be paid by Schering. Any overpayments by Schering will be credited against future royalty obligations. In the event that Schering disagrees with the audit report and the chief financial officers of Schering and ViroPharma (or their designees) fail to resolve such disagreement, the dispute will be resolved through the dispute resolution mechanism set forth in Article             . Upon the expiration of ******* months following the end of any calendar year, the calculation of royalties payable under this Agreement with respect to such year shall be binding and conclusive upon the Parties, and the Parties shall be released from any liability or accountability with respect to royalties for such calendar year.

A-6.9   Withholding. If at any time, any jurisdiction in the Territory requires the withholding of income taxes or other taxes imposed upon payments set forth in this Article A-6, Schering shall make such withholding payments as required and subtract such withholding payments from the relevant payments, or if applicable, ViroPharma will promptly reimburse Schering or its designee(s) of the amount of such payments, it being understood that such withholding taxes are the obligation of ViroPharma. Schering shall provide ViroPharma with documentation of such withholding and payment in a manner that is satisfactory for purposes of the U.S. Internal Revenue Service. Any withholdings paid when due hereunder shall be for the account of ViroPharma and shall not be included in the calculation of Net Sales. Payments of withholding taxes made by Schering pursuant to this Section A-6.9 will be made based upon financial information to be provided to Schering by ViroPharma and, to the extent that such information is incorrect or incomplete, ViroPharma shall be liable for any fine, assessment or penalty, or any deficiency, imposed by any taxing authority for any deficiency in the amount of any such withholding or the failure to make such withholding payment. If Schering is required to pay any such deficiency, or any such fine, assessment or penalty for any such deficiency, ViroPharma shall promptly reimburse Schering for such payments, which shall not be included in the calculation of Net Sales.

A-6.10   Third Party Royalties. The Parties acknowledge and agree that ViroPharma shall be solely responsible at its expense for any licensee fee, milestone payments, royalties or other compensation due and owing to any Third Party in connection with intellectual property licenses necessary for the manufacture, distribution, use and/or sale of the Compound or Formulation (as defined below) by Schering or its Affiliates in the Field in the Territory, including, without limitation, any payments due to Sanofi-Synthelabo under the SaSy Agreement and/or any New Licenses (as defined below). In the event that the Parties determine that any additional licenses under Third Party patents or other intellectual property rights covering the Compound, the Formulation, or the manufacture or use thereof, are required for the manufacture, distribution, use and/or sale of the Compound or the Formulation by Schering or its Affiliates in the Field in the Territory (“New Licenses”), the Parties shall meet to agree on the appropriate scope of such New Licenses, and assign responsibilities between the Parties for negotiating such New License with the Third Party. For purposes of this Section A-6.10, “Formulation” shall mean a liquid for intranasal dosing for use in the Field containing as its active ingredient the Compound, as well as *******.

A-6.11   Sanofi-Synthelabo Royalties. In consideration for the phase III clinical studies and other development activities related to the Compound and/or the Products to be performed by Schering pursuant to Article A-3 of this License Agreement and the rights to be granted by Schering under Sections A-4.4 and A-4.5, Schering shall be entitled to receive, and ViroPharma shall promptly pay to Schering an amount equal to ******* of all royalties or other compensation due from Sanofi-Synthelabo to ViroPharma in consideration for “Development Work” (as defined in the SaSy Agreement), as provided in Sections 3.3 and Section 5.1(c) of the SaSy Agreement. The Parties may elect to offset any payments due from ViroPharma under this Section A-6.11 against Schering’s payment obligations under Section A-6.1, A-6.2 and A-6.3 of this License Agreement.

A-7.  CONSISTENCY AND COMPLIANCE WITH SASY AGREEMENT

A-7.1   General. If any provision of the License Agreement would be inconsistent with, or result in a breach of the SaSy Agreement, the Parties will negotiate in good faith and shall replace such provision with another provision that is consistent with, and does not result in a breach of the SaSy Agreement.

A-7.2   Combination Products. Schering may not market a product that contains two or more active ingredients, one of which is Compound, except as set forth in the SaSy Agreement.

A-7.3   Disclosure of License Agreement. Notwithstanding any confidentiality provisions in the License Agreement, Schering agrees to permit the disclosure of the License Agreement to Sanofi-Synthelabo as required under the SaSy Agreement.

A-7.4   Regularization of License Agreement and SaSy Agreement. The Parties shall work together to establish mutually acceptable practices and arrangements with Sanofi-Synthelabo concerning:

(a)	adverse event reporting, and specifically the use of forms and systems consistent with those used by Schering;

(b)	the maintenance of a global safety database for pleconaril;

(c)	the ability of Schering to use contract manufacturers meeting pre-determined standards to manufacture Product, without further approval of Sanofi-Synthelabo; and

(d)	the reciprocal disclosure between Sanofi-Synthelabo and Schering of issues concerning the manufacture either of them or their sublicensees of Product.

A-8  REPRESENTATIONS AND WARRANTIES

A-8.1   ViroPharma Warranty and Covenant. ViroPharma warrants and covenants that it will not amend the SaSy Agreement in any way that will reduce the scope of Schering’s right existing as of the date of the License Agreement to make, have made, use, import, export, offer for sale or sell Compound or Product in the Field in the Territory, or otherwise adversely affect the rights granted to Schering under this Agreement without Schering’s prior written consent.

A-9  INDEMNIFICATION

A-9.1   ViroPharma Indemnification. Except to the extent caused by Schering’s negligence or willful misconduct and subject to enumerated limitations to be agreed upon by the Parties, ViroPharma shall indemnify, defend and hold harmless Schering, its Affiliates, and each of their employees, officers, directors and agents (each, a “Schering Indemnified Party”) from and against any and all liability, loss, damage, cost, and expense (including reasonable attorneys’ fees) which the Schering Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with the claims made or that could be made in the case Purdue Research Foundation v. Sanofi-Synthelabo, S.A., No. 03CV01924 (D.D.C. filed Sept. 16, 2003), but only to the extent that Sanofi-Synthelabo indemnifies ViroPharma against such liability, loss, damage, cost, and expense (including reasonable attorneys’ fees).

Additional Provisions:

The License Agreement will have additional customary terms and provisions including, without limitation, those relating to (i) rights of termination and the effects thereof, (ii) confidentiality and publication, (iii) patent prosecution, maintenance and enforcement, (iv) representations and warranties of each Party in addition to those described in Section A-8, (v) indemnification provisions in addition to those described in Section A-9, (vi) dispute resolution mechanisms and miscellaneous provisions relating to assignment, governing law, export control, force majeure and notices.

Exhibit B

Arbitration Provisions

1.)     Within ten (10) business days after the receipt of the notice provided for in Section 11.4(a) of this Agreement, each Party shall appoint an independent expert, knowledgeable in the field concerning the Dispute (e.g., an expert in the field of drug delivery and/or formulation technology), to serve on the special arbitration panel (the “Panel”). The two independent experts so appointed by the Parties, shall, within ten (10) business days thereafter, appoint a neutral third independent expert, knowledgeable in the field concerning the Dispute. Such neutral third independent expert shall serve as the chairperson of the Panel. Each of the members of the Panel shall be required to sign a secrecy agreement, acceptable in form to both Parties, with respect to any information provided by either Party during the arbitration procedure.

2.)     Within five (5) business days after the chairperson of the Panel is appointed, each Party shall submit to each member of the Panel, and to the other Party, a written statement setting forth the relevant facts with respect to the Dispute and arguments supporting such Party’s position with respect to the resolution of the Dispute.

3.)     Within five (5) business days after such written statements are provided to the Panel, the Panel and appropriate representatives of each Party shall meet so that the Parties can present oral arguments to the Panel, and the Panel can have the opportunity to ask questions of the Parties. The location of such meeting shall be in New York, New York. Each Party shall have two (2) hours to present its arguments to the Panel and thirty (30) additional minutes to rebut the arguments made by the other Party. The Party requesting the arbitration shall be the first to present its oral argument to the Panel.

4)     Within five (5) business days after such meeting, the Panel shall render a decision on the Dispute, which decision shall be reduced to writing by the chairperson of the Panel and signed by each member of the Panel. The chairperson of the Panel shall be responsible for immediately providing a copy of the written decision to each Party. Such decision shall be binding with respect to any Disputes under this Agreement.

5)     Each Party shall be responsible for its own costs (including, without limitation, reasonable attorneys fees) and expenses incurred in such arbitration procedures and the cost of the Panel shall be shared equally by the Parties; provided, however, that if the Panel determines that the action of any Party was arbitrary, frivolous or in bad faith, the Panel may award such costs and expenses to the prevailing Party.

6)     The arbitration proceeding shall be confidential and, except as required by law, neither Party shall make (or instruct the Panel to make) any public announcement with respect to the proceedings or decision of the Panel without the prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award of the Panel, shall be kept in confidence by the Parties and the Panel, except as required in connection with the enforcement of such award or as otherwise required by applicable law.

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7)     For the purposes of these arbitration provisions, the Parties acknowledge their diversity and agree to accept the jurisdiction of the Federal District Courts in New York, New York for the purposes of enforcing awards entered pursuant to these arbitration provisions and for enforcing the agreements reflected in this Paragraph 7.

8)     Nothing contained herein shall be construed to permit the Panel or any court or any other forum to award punitive, exemplary or any similar damages. By entering into the Agreement and exercising their rights to arbitrate, the Parties expressly waive any claim for punitive, exemplary or any similar damages. The only damages recoverable under this Agreement are compensatory damages.

9)     The procedures specified herein shall be the sole and exclusive procedures for the resolution of disputes between the Parties which are expressly identified for resolution in accordance with these arbitration provisions.

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